

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Clark A. Johnson
President and Chief Executive Officer
Neurologix, Inc.
One Bridge Plaza
Fort Lee, NJ 07024

    Re: Neurologix, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 26, 2010
           File No. 000-13347

Dear Mr. Johnson:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Signatures, page 70

1. Please amend your filing to include the signature of your Principal Accounting Officer or Controller. Alternatively, if one of the parties who signed your Form 10-K was acting in that capacity please tell us which party was acting as Principal Accounting Officer or Controller and confirm that you will identify them as such in future filings.

Financial Statements and Supplementary Data
Notes To Financial Statements
Note 7 Stock Options and Warrants
(c) Warrants, page 58

2. You have recorded the warrants issued as derivatives since they are not considered indexed to the company's stock. Please tell us if the formula adjustment in Exhibit 10.3 of the 8-K filed April 30, 2008 is considered a down round feature pursuant to ASC 815-

40-15 and ,if so, tell us why you believe valuation of the derivative using the probability adjusted Black Scholes method reflects the complexity of the down round provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant